UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-37657

YIREN DIGITAL LTD.

28/F, China Merchants Bureau Building, 118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibit Index

Exhibit No.	Description

99.1	Yiren Digital Reports Fourth Quarter and Fiscal Year 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By:	/s/ Na Mei
	Name:	Na Mei
	Title:	Chief Financial Officer

Date: March 22, 2024